Exhibit 99.6
Evening Earnings Call

INFOSYS LIMITED
EVENING EARNINGS CALL
April 13, 2012

CORPORATE PARTICIPANTS

S.D. Shibulal
Co-Founder, Chief Executive Officer and Managing Director.

V. Balakrishnan
Member of the Board, Chief Financial Officer

Ashok Vemuri
Member of the Board, Head of Americas and Global Head of Manufacturing, and Engineering Services

BG Srinivas
Member of the Board, Head of Europe and Global Head of Financial Services & Insurance

Sanjay Purohit
Senior Vice President, Global Head of Products, Platforms and Solutions

INVESTORS

Moshe Katri
Cowen & Co.

Keith Bachman
Bank of Montreal

David Grossman
Stifel Nicolaus

Jeff Rossetti
Janney Montgomery Scott

Trip Chowdhry
Global Equities Research

Shashi Bhushan
Prabhudas Lilladher

Rod Bourgeois
Bernstein

Moderator

Ladies and gentlemen, good day and welcome to the Infosys earnings conference call. As a reminder, all participant lines will be in the “listen-only” mode and there will be an opportunity for you to ask questions at the end of today’s presentation. If you should need assistance during this conference call, please signal an operator by pressing ‘*’ and then ‘0’ on your touchtone telephone. Please note that this conference is being recorded. I would now like to hand the conference over to Sandeep Mahindroo of Infosys. Thank you and over to you, sir.

Sandeep Mahindroo

Thanks, Marina. A very warm welcome to everyone on this call to discuss Infosys’ financial results for the quarter and year-ended March 31, 2012. I am Sandeep from the Investor Relations team in New York. Joining us today on this earnings call is CEO and M.D., Mr. S. D. Shibulal, CFO, Mr. V. Balakrishnan along with other members of the senior management team. We will start the proceedings with some remarks on the performance of the company for the recently concluded quarter, followed by the outlook for the quarter ending June 30th 2012 and year ending March 31st 2013. Subsequently, we will open up the call for questions.

Before I pass it on to the management team, I would like to remind you that anything that we say which refers to our outlook for the future is a forward-looking statement, which must be read in conjunction with the risks that the company faces. A full statement and explanation of these risks is available in our filings with the SEC which can be found on www.sec.gov. I will now like to pass it on to Mr. Shibulal.

S. D. Shibulal

Good morning, everyone. Thank you for attending the call. I will start with some color on the previous quarter. Q4 was a difficult quarter for Infosys. It was a very challenging quarter for us. We knew it going into the quarter a bit. We had adjusted our guidance in the beginning of the quarter to be flat or marginally up. During the quarter, we faced an unprecedented convergence of a number of events. When we give guidance, as we have mentioned in the past, we have visibility for 95% of the revenue of the quarter which means that we have to make up approximately $90 mn during the quarter. The first two months progressed pretty okay. They were not exceptionally good but they were almost on track. In the third month, we faced with a number of challenges. Number one, was a set of contractual closure delays. Number two, was unanticipated ramp downs, predominantly in the FSI segment in US. It was not a single client-specific situation, it was a multi client situation where multiple clients ramped down in a very surprising manner during the month of March predominantly. We had also anticipated a bunch of ramp-ups in wins we had in Q3 and many of them got delayed. In that situation and the way it happened during the quarter and the timeframe in which it happened, we were not able to make up the entire gap of $90 mn of visibility we had in the beginning of the quarter. That led to a situation where we did not meet the guidance. Our guidance was $1.806 bn-$1.810 bn. We delivered revenues of $1.771 bn. On the EPS front, we were able to deliver the number. The EPS guidance was $ 0.81 and we did $ 0.81. We were able to manage the expenses and deliver the EPS. That is about the quarter.

For the coming year, we have given a guidance of 8%-10%. The event which I talked about happens predominantly at the end of last quarter. That means the latter part of last quarter and many of them in March. There is, of course, an overhang of those events entering into this quarter. For the quarter, we have given a guidance of 0-1% growth and for the year, we have given a guidance of 8-10% growth.

We have not changed the principles of giving guidance. We have always believed that there should be symmetry of information between the external world and the internal world. On that belief, we have given the guidance. It is definitely a much more volatile environment today than in the past. We believe that this will be a new normal and this will be the normal in which we will need to operate. Even then, we have not changed the principles of guidance. We have given the guidance. Our visibility for the current quarter is as usual 95% and for the year it is 65%. It is a statement of facts as we see it today. We have done a lot of diligence to arrive at this guidance. This guidance reflects all the information, all the facts we know at this point in time. At the same time, I want to point out that it is a volatile environment and we have taken the bold step of giving the guidance.

There have been a number of good things which happened in Q4 and across the year. In Q4 we added 52 new clients; 8 of them in ‘Fortune 500’ US and 4 of them in ‘Fortune 500’ global. That takes our client list to 694. During the year, we got revenue productivity increase of 4.7%. It was a difficult year, even then we got the revenue productivity increase of 4. 7%, which is a clear reflection of our strategic direction. Our strategic direction of ‘Building Tomorrow’s Enterprise’ and focusing on 3 parts of clients business - transformation, operation and innovation is definitely seeing traction with our clients. We are providing higher and higher business value to our clients. We had good deal wins in Q4. We had 5 large deals; 3 of them more than $100 mn closed in Q4. 7 transformation programs were won in Q4.

The third part of our business which is products and platform side also has seen improvement in Q4. The revenue from products and platform was 6.2% in the quarter. Revenue from platform was $25 mn for the quarter but we exited the year with a $350 mn booked business. Our model and portfolio is also evolving. The products and platform space is predominantly about investing and bookings which has a lot of future revenue included.

Recruitment – we recruited 1,200 people in US and Europe over the last 18 months. We are recruiting another 1,200 people in US and Europe over the next 12 months. This will be new employment, new jobs created in the local countries. This is also very much in line with our strategic direction of increasing our revenue in Consulting and System Integration. That definitely requires more local talent.

From a strategic perspective, we are definitely building a balanced portfolio - balanced from a client perspective by adding a large number of clients predominantly in the ‘Fortune 2000’ space; balanced from an offering perspective, by increasing our revenues in products, platforms and solutions and trying to build a balanced portfolio across transformation, operation and innovation.

Our European revenues have marginally gone up. Again, it was about balancing our portfolio across the globe from US, Europe and rest of the world. Our long-term aspiration is to have a much better balanced portfolio geographically. I clearly believe that our investments, our strategic direction, our offerings, our focus is all towards increasing client relevance, strengthening our partnership with our clients and adding higher and higher client value for our clients. I believe that that will definitely benefit us in the short to medium-term. With that, now, let me hand over to Bala.

V. Balakrishnan

Good morning, everyone. We had done well under the circumstances where we are in. Sequentially, there was a decline in revenues. In yoy, we have seen revenues growing by 11% and EPS growing by around 16%. There was a slight decline in the operating margin in the fourth quarter as compared to third quarter. Our operating margin came down by around 1.1% and that is basically due to Rupee. The Rupee/Dollar rate which was 51.37 in Q3 has come down to 49.96 in Q4, resulting in appreciation of 2.7%, which impacted the margin by 1.1%. Except for Rupee, the margin has been stable from Q3. If you look at the full year, our operating margin came down by around 70 basis points, from 29.5% to 28.8%. Rupee had a favorable impact of around 2.3%, but utilization came down from 72% to 69%, which impacted the margin by around 1.5%. We had some increase in other costs of around 100 basis points due to lower growth and onsite mix also went up. So net-net, for the full year, we have seen the margin declining by around 70 basis points. If you take the full year, our revenues grew close to 16% and EPS grew close to 15%. So, we have done well under the circumstance where we are in.

We had a hedging position of $889 mn as of the end of March. The currency volatility continues to be a factor and we are not changing our hedging policy. We are going to hedge for next 2 quarters at any point of time.

On the utilization front, our comfort zone is somewhere between 76%-80%. Excluding trainees, our utilization today is around 70%. So we have enough buffers in the system to take on growth when it comes.

If you look at the other financial metrics, DSO is 60 days which is one of the best we have seen in the industry. Our Return on Capital Employed is around 40%-42%. Our operating cash flows continue to be very strong. It is at 22% of revenues in Q4 and 28% for the year. So if you look at the other metrics too, we have done well. The unbilled revenues have slightly gone up this quarter because we are doing some large transformational projects where the billing milestones are elongated, and this is a trend we have seen even in the fourth quarter of last year, so nothing unusual there.

Coming to next year guidance, we have given guidance for 8-10% growth in revenues and around 4%-6% growth in EPS. We have assumed 35,000 gross additions in employees for next year which includes around 13,000 employees for our BPO operations. We are assuming the revenue productivity to remain at Q4 levels for next year. We are not assuming any increase. We are also assuming the Rupee/Dollar rate at 50.88 which is what we had seen as the closing rate for the March quarter. We are assuming the full year operating margin to behave within a band of 50-100 basis points, as happens in any normal year. In the first quarter, the operating margin could decline by around 200 basis points, mainly because of two reasons. All the visa costs gets bunched up in the first quarter because the window for Visas opens up in April and that is the time we spend more on Visas. Number two, like we did in last two years, even this year we are going to hire some 1,200 employees in the US and Europe. That is because we want to localize the operations in all part of the world. Most of the hiring could get bunched up in the first quarter. For these two reasons, the operating margin could decline by 200 basis points in the first quarter. Over the years we will see some improvement in operating margin and net-net for the full year, the decline could be around 50-100 basis points.

Our guidance is a statement of fact based on what we are seeing at this point of time. Some conservatism is built into the guidance because we are coming out of a tough year and a tough quarter but is more realistic based on what we are seeing as clients’ budgets and what they are saying to us about their spending. Net-net, we have done well for the year. We have given a guidance based on facts that we are seeing today and we hope if the environment stabilizes we will look much better.

With this I open up the floor for Q&A. Thank you.

Moderator

Thank you. Ladies and gentlemen, we will now begin the question-and-answer session. The first quarter is from Moshe Katri from Cowen & Co.

Moshe Katri

Shibu, I think it will be helpful if you dig a bit deeper in terms of some of the things you have seen towards the end of the last quarter in financial services. I am assuming that a lot of those issues happen in the capital markets area, that is based out of the US. Then maybe also talk about whether that also impacted your commercial banking business or the insurance part of financial services as well? So maybe we can start with that.

S.D. Shibulal

Let me request Ashok to give you a very detailed run down. He is here and he can give you a very detailed run down.

Ashok Vemuri

Moshe, a couple of things happened to us in the financial services space in the US. First and foremost, we had some large deals that we had closed in the previous quarter whose transition took much longer and actually did not start or ramp up in this quarter. The expectation was that this would ramp up because the transitions would happen and the staffing would begin but that got delayed for a variety of reasons, the most important one being that the client was not prepared for the magnitude of the transition that they had to undertake. The second was that we saw some of our programs in our capital market space ramped down in this particular quarter. Some of them were expected but there were a lot more unexpected ones that happened to us, especially for some of the larger names on the street. These programs were mostly in the fixed income area, there were a few on the regulatory compliance area. In the Insurance business, in Europe we had opened some large deals in Insurance space and there also the ramp ups were very slow to minimal. The budgets did come on time, maybe a week or so later. They were flat to slightly negative. But the funding of the programs that we saw were happening on a month-to-month basis and happening in a way that some of these programs were just not getting funded. If we had a 6 month program, they were funded for the first month. The expectation was that they would get funded for the next 6 months but they were inadvertently terminated or deferred for a couple of months. There was a combination of a lot of these things happening. The other thing that we saw in some of our very large client base, there was a significant shuffle in the C suite and we lost a couple of very prominent sponsors. That also delayed decision-making. For a period of time, we were awaiting a new CXO, a new President of the line of business. Once that person came on board, the program was not immediately renewed and was referred back for approvals again. Lastly, I think on the Insurance sector in the US we actually had some challenges in the sense that it is not a very large book for us or an area of strength for us. On the property and casualty business for some of the clients, their budgets came in so low that they actually had to terminate some of the programs. Overall, I would say in the Financial Services space, most of the impact was in the Capital Markets clients and in the Insurance clients. There were about 3 of them in the Capital Markets and same number in the Insurance space as well.

Moshe Katri

In that respect did anything change since the end of the quarter or are we in the same mode of a lot of that volatility since the end of March?

Ashok Vemuri

The ones that got terminated are not coming back, but a few of them that got deferred, about 30% have restarted again. The ones in Europe on the Insurance side, we expect to actually kickoff by the third week of April. But both on the Capital Markets and in the Insurance side, the programs that got ramped down or terminated, we do not expect them to come back again. So we will have to find new programs to replace them. The other quick point is that of the 12 accounts that Shibu talked about the ‘Fortune 500’ 5 of them are from the Financial Services vertical, so we continue to see new client additions; 5 of them; 4 in the US and 1 in Europe from Financial Services sector which are ‘Fortune 500’ clients.

Moshe Katri

And then just two very quick questions here going to Bala. Do your projections for the Fiscal Year 2013 incorporate any wage increases for the Fiscal Year?

S.D. Shibulal

Right now, we have not factored in any wage increases for the coming year. We will revisit this as we progress through the year and get better visibility. We have factored in some promotions to be done during this year.

Moshe Katri

All right, your hiring plans are staying intact despite some of the slowdown and the uncertainty that you are seeing out there?

S.D. Shibulal

Our hiring plan is 35,000 people for the year. Out of that 13,000 people are meant for BPO and the remaining for Infosys Ltd. We believe the net addition because of this in Infosys Ltd. will be 6,000.

Moshe Katri

Thank you.

Moderator

Thank you. The next question is from Keith Bachman from Bank of Montreal. Please go ahead.

Keith Bachman

Hi. Could you talk about your assumptions regarding pricing versus volumes as you look at your forecast, please?

S.D. Shibulal

If you look at our revenue productivity over the year it has gone up by 4.7% in FY 12. It is clearly a reflection of our aspiration, our strategic direction, our portfolio and the way we deliver value to our clients. We have done that in a difficult year. For the coming year, we have assumed as usual flat pricing in constant currency. That is what we have assumed.

Keith Bachman

Just to push a little bit on that. Given the backdrop of what you mentioned the challenging year, are there scenarios where you envision pricing actually declining as a consequence of weaker demand?

S.D. Shibulal

Right now, we are not seeing major pricing renegotiations. Of course, as usual at any point in time, you have both positive and negative renegotiations going on. When we look at the overall portfolio, at this point we do not see any reason to change our assumption. Pricing also has a lot to do with supply-demand, portfolio and various other factors. That is another equally important factor. Our aspiration is to make it more and more balanced. Actually, if you look at the direction, it is moving towards more and more balanced, but it will take years to completely balance, that is one. We are balancing high revenue productivity services, volume services as well as non-effort-based offerings together. Due to all those reasons, we have assumed a flat pricing for the year at this point.

Keith Bachman

I will ask one more question then. I think you said the net hiring is going to be 6,000 people and at the same time, you are trying to change some of the workforce balance to get more consultants onsite. My question related to that is if your utilization rates exclude trainees are down to 73%, why not slow hiring more to reflect the weaker demand and take your utilization and your margins up?

S.D. Shibulal

If you look at what we are doing, to achieve the growth which we have projected 8%-10% we need to hire, right? Because we have attrition. The attrition now is 14.7%. Even if we assume 15% attrition in Infosys Ltd., I will lose approximately 15,000-20,000 people. Then in the BPO side, attrition is higher than Infosys Ltd. We have to backfill the attrition. We need to hire people. On the Consulting and System Integration front, our focus is more to hire locally. 1,200 people we are talking about recruiting in US and in Europe is to a large extent meant to increase our capability and capacity in Consulting and System Integration.

Keith Bachman

Do you think you will lose market share in Calendar Year ‘12? Based on your projections you are growing at 8%-10% NASSCOM numbers are higher than that….

S.D. Shibulal

I do not believe we have lost market share. We are growing at 15.8% YoY.

Keith Bachman

Thank you.

Moderator

Thank you. The next question is from David Grossman from Stifel Nicolaus. Please go ahead.

David Grossman

What I was pointing out that if you are not raising wages and utilization should be improving over the course of the year, you also have a Rupee tailwind to margin. If you bundle all that up your margins according to your guidance could be down YoY in Fiscal ‘13. Where are you investing all those tailwinds that would result in a margin overall being down for the year?

S.D. Shibulal

Q1 is when we will apply for our visas, so that has an impact. I think Bala is going to give you a lot more color on this.

V. Balakrishnan

David, in Fiscal 2012, our utilization was 69%. Next year, we are adding 35,000 people more. So utilization could fall to maybe 67% because we are talking about 8%-10% growth. The impact of that on the margin could be around 100 basis points. That is what we are talking about for the full year. Operating margins could decline within a band of 50-100 basis points. Of course, Rupee will give a benefit but we do make investments in terms of hiring people in all the global markets. We are making investment in our Platforms, Products and Solutions business. We are increasing some of the hiring in sales and marketing. We are making those investments. The Rupee benefits, gets reinvested in some of this and the impact you see on the margin is basically the utilization impact.

David Grossman

So, Bala, with your revenue decelerating across the board in the business, why would you continue to hire at that rate to drive utilization down in Fiscal 13?

S.D. Shibulal

David, there are two aspects to it. Bala’s numbers reflected including trainees, so without trainee our utilization is about 73% for Q4. Our comfort level is about 78%-80%. If you look at that and if you are planning to grow at 8%-10%, you still need additional numbers. The net addition in IL, that is Infosys Ltd., due to all this is 6,000 people for the entire year. On one side it is required. There is a second factor also to it that many of these people have been given offers in campuses last year itself. But it can be clearly seen that the net addition is only 6,000 people.

David Grossman

Okay, thank you. Perhaps we can follow that up offline. My other question is in terms of the client specifics stuff that you talked about, I think you mentioned that some of them were terminated outright. But do you think the programs at the clients where you saw ramp-downs, do you think you have seen the bottom in terms of the client specific fundamentals where you are seeing issues or do you think the clients otherwise do still appear in the transition and that you could see incremental deceleration as the year progresses?

S.D. Shibulal

I think one question you were asking was that, do you believe we have seen the bottom? Please remember what I said that many of the events actually came together only during the very later part of last quarter. So in a sense, there is a bit of overhang which is continuing. We have done a lot of analysis before giving the guidance to make sure that our principles are not violated. We have evaluated the situation of all our clients. We have talked to all our client partners and master client owners who look after our clients. We have looked at our booked business, we have looked at our clients’ survey and we have looked at the budgets. While the budgets are closed, we are not seeing a spending velocity. We have considered all this before giving the guidance. Given all the facts which we know at this point in time, this is the number. We believe that unless something totally surprising happens, this is the number which we will achieve at this point in time.

David Grossman

If I could just sneak in one more on the wages. Is your sense that wages are going to be relatively flat throughout the industry for the year or do you just feel that you are that much above the industry that you would not be competitively compromised if others give wage increases?

S.D. Shibulal

I think different people will react in different ways. Because of the volatility we have seen in Q4 and because the volatility we are seeing coming into Q1 and overhang which I talked about, we felt that the right decision for us to do is to delay the compensation increase at this point in time. We will look at it again in Q2 or Q3 that is what we felt. If you look at the history, whenever we have done it in the past, as and when the situation got better and more clear, we have quickly gone ahead and done compensation changes. That is what we have done in the past. Actually there are years in which after delaying, we did high compensation increases. We always believe that we have to be fair to all the stakeholders and we believe given where we are, this is the right decision to make. At the same time, as I said we are rolling out promotions effective July 1st for a large number of people. In October we did 7,700 promotions. So we just did one cycle of promotions about 6 months back and we will be doing a pretty large number of promotions beginning of the second quarter. I believe we have taken the right decision.

Moderator

Thank you. The next question is from Joseph Foresi from Janney Montgomery Scott. Please go ahead.

Jeff Rossetti

I was just wondering if you could provide an update on your growth assumptions for Financial Services for the year and how do you expect some of the Q4 ramp-ups that were delayed to progress?

S.D. Shibulal

Let me request B.G. Srinivas to give you that information.

B.G. Srinivas

Given the fact that we are exiting the quarter with shrinkage in the qoq revenues and the fact that even the Q1 number is little muted, for the full year the outlook for Financial Services will be marginally below the Infosys overall growth rate at this point in time. At the same time, we see opportunities during the quarter. There are a couple of deals in the pipeline. Depending on both deal conversions as well as decisions on these decisions for deal closures, we could be revising this but at this point in time it is still muted.

Jeff Rossetti

Any detail on the change in leadership in the Financial Services and Manufacturing verticals and if there is any, could you talk about any impact that you are seeing from accelerated visa rejections in the US and is that impacting any of your business in the US at all?

B.G. Srinivas

The transitioning between me and Ashok, between the Manufacturing sector and Financial Services has started a couple of months ago and is going relatively smooth. There are no issues with respect to any of this to the business as usual because the respective teams continue to run the business. This is not something unusual. There is no impact on the business because of the leadership change. We will continue to build on the respective unit strategies and focus on furthering the growth.

The second part of the question was related to delays in visas. This year we have planned for visas ahead of time. We have already started to process the visas. We have filed for visa applications and we should see a number of visas coming in time. Though there have been some queries on some of these applications across the industry but by and large, we have sufficient numbers filed to take care of the eventuality.

Moderator

Thank you. The next question is from Trip Chowdhry from Global Equities Research. Please go ahead.

Trip Chowdhry

I had a question on your intellectual property portfolio. In your analyst day you mentioned about 2,000 patents in work. If you look at the companies like IBM, they run their IPs as a profit center, not as insurance policy or as a cost center. We have done some patent analysis on your applications as well as the granted patents and I think they are extremely strong both in Cloud as well as in Social Media. I was wondering have you been approached or are you approaching companies like Facebook or other companies to exclusively license those patents and force your patents on violators. Just look at billion dollars being spent for 800 patents that AOL sold to Microsoft. I am just thinking other than just granting insurance to the customer’s wishes or losers proposition, have you thought about enforcing your patents and any thoughts about how do you intend to monetize that?

S.D. Shibulal

I will request Sanjay Purohit, who heads our Products, Platforms and Solutions Group to respond.

Sanjay Purohit

When we are looking at our intellectual property based strategy, we essentially are looking at it from 2 perspectives. One is how do we develop intellectual property that we can use to improve quality and productivity of the services across our suite of services in the Consulting Systems Integration and Business IT services. Second, is how do we use our intellectual assets and intellectual property to create new products and platforms that we can take to market as outcome-based offerings to our clients. Obviously in all of these places, we have identified specific areas where we want to make investments and whenever you do a landscape analysis of such an area, you formulate an IP strategy which includes what will we develop, who will we partner, where will you build, what will we do with our patents and we are pursuing with that line of thinking. In that context, when we look at individual spaces, the offerings we have in Products and Platforms, we take decisions as to how do you want to leverage our intellectual property for either internal or commercial use or look for partnering with other people who have intellectual property that we can actually leverage here together to take new offerings to the market.

Moderator

Thank you. The next question is from Shashi Bhushan from Prabhudas Lilladher. Please go ahead.

Shashi Bhushan

During the call you attributed the weakness to challenging macro and then change in leadership for clients and project ramp up. Are these the only issues or we are also seeing weakness because of protectionism by the western world and competitive bidding by peers or our stickiness to quality rather than quantity?

S.D. Shibulal

I think it is predominantly the factors which we mentioned, lack of confidence in the global economy, some leadership change in our clients in the Financial Services, the regulatory and compliance requirements being pushed out which removes urgency in some of the programs, so those kinds of factors. We are not seeing our client base responding to protectionism or things like that. Our philosophy always has been to create quality growth which is superior financial performance which is a balance of above industry average growth and superior profitability. Our aspiration is not to be the largest volume. Our aspiration drives our strategic direction, the investments which we make, the choices which we make and the performance which we get. I firmly believe that dropping price is not going to actually drive growth in the long-term. It may have a blip. If you look at the different service lines which we have, in Consulting and System Integration, we are not the pricing umbrella. There are global SIs who are the pricing umbrella for us. If you look at business and IT operations space for the Indian industry, probably we are the pricing umbrella. I do not believe that we can drop price and get higher volume because of the simple reason that it is a closed loop system and the industry itself will be forced to readjust. Again, the last point it is an important point to remember, the value which we deliver is what allows us to actually get that premium. It is not that we just hold on to the price. It is all about the appropriate client value. As long as we are delivering value, as long as we are continuously improving our performance, our productivity, our investment and investing in the right place, being innovative in front of the client, I believe that we will continue to get the premium. I do not think one should think of giving up the premium to get volume and I do not think it will work either.

Shashi Bhushan

Did it happened in the past that either client walked out away from us or we walked out of a contract just because there was a pricing issue, even though the client was premium or if say ‘Fortune 500’ clients?

S.D. Shibulal

There is no doubt that we have lost deals on price. That happens to anybody in the world,, that is part of business, right? In any business you lose some opportunities because of price. The important thing is that when it is a strategic customer or a large relationship, these are choices you make not at a corporate level, these are choices which you make at the individual client or deal level. When it is a strategic client and if they are going through a tough time, it is our responsibility to respond to it, our responsibility to make sure that their total cost of ownership comes down and there are various mechanisms of doing it. It need not be price at all. It can be more offshoring, it can be moving to managed services, it can be converting into a fixed price, it can be moving into a platform. There are many ways of doing this. When a strategic client is going through a tough time, we have a responsibility towards it and we try and deliver that through various mechanisms. So to answer the question, losing a deal on a price is something which is part of every business. I am sure it has happened to us also. But winning the deal is not on price. Winning the deal is based on the solutions, based on the client value which you provide and that is where we focus the highest.

Shashi Bhushan

If we look at our clients win over the past 4 quarters, strongest among all the Indian Tier-1 peers. Moreover, the net client addition has been also the strongest we have ever witnessed and that too across the buckets. But when we are seeing QoQ growth, it is only turning out to be more anemic in nature. Where are things going wrong? Are these clients which we are winning not ramping up or is it just the ramp down from some of our existing client that is creating the problem?

S.D. Shibulal

Our client wins are predominantly in the right place. They are mostly ‘Fortune 500.’ If you look at the 52 additions we had this quarter, 8 of them are US 500 and 4 of them are Global 500. We have a ‘must-have’ client list which is predominantly the ‘Global 2000 and that is where we spend most of our energy adding clients. Because of the environment in many situations, we are starting very slow and that is leading to the observations which you are making. But these are strategic clients. These are the clients we really want to have. One way to actually manage the bumps and manage the volatile environment is to expand the portfolio in all dimensions. One dimension is client. During the last downturn one of the interesting things which we noticed was that some of our global competitors have client base of 2,000. It is very important that we have a large client base and that will allow us to mine the client base that will allow us to manage some of the volatility as we go along. We are applying the same principle to other parts of our business. We are actually expanding in Europe. It is again about having a balanced portfolio across the globe. Our offerings are also meant to create a balanced portfolio across different kind of spending which the client has.

Shashi Bhushan

So just I will squeeze in one more. If you look at our G&A in the quarter, it has come down materially over the previous quarter. Any specific reason for the same?

S.D. Shibulal

That is a qoq fluctuation. One cannot look at it as a secular trend.

Moderator

Thank you. The next question is from Rod Bourgeois from Bernstein. Please go ahead.

Rod Bourgeois

You think the month of March in terms of demand was weak across the entire industry, and also do you see reason as demand trends would improve later in the year to support a back-end loaded growth outlook for Infosys?

S.D. Shibulal

Our demand trends in the later part of last quarter was weaker in FSI segment than any other segment, and a little bit in Manufacturing, but predominantly FSI. That is where we saw the weakest situation. We have looked at our client base from the next one-year perspective. We have taken into account any kind of fluctuations they could go through as far as we know, to the best of our knowledge. Most of that has been factored into our guidance process. Now, if things improve, we will definitely be ready to take advantage of it. If things do not improve we will continue to do our best, take advantage of the situation even if it does not improve. But if it improves we will be the ones who will benefit because we will be prepared, we will have the capacity, we will have the relationship, we will have the clients and I believe that will help us.

Rod Bourgeois

The weakness that you saw in the Financial Services vertical, you have given this color on the specific things that happened but do you believe those things are due to Financial Services industry-wide trends or could it have possibly been just due to some specific issues you happen to be encountering in your particular client base?

Ashok Vemuri

I think across the board in Financial Services, there is a structural change that we are noticing but the speed and rapidity with which it impacted us this quarter, is specific to a few clients in the Capital Markets and the Insurance space. But Shibu was also mentioning that the amount of dollar investment and time that was being diverted to ensure meeting regulatory and compliance related issues, that pressure seems to be a little off from a technology and process perspective. We are seeing the fact that some of this has an impact on our competitors as well, in some of the accounts where we have been impacted where they are also present.

Rod Bourgeois

Ashok, you mentioned earlier today as well but there was some particular weakness in the area of risk management and compliance. Is that a market-wide issue or is that due to some clients specific factors where leadership changes occurred and some important work was essentially greater pushed out?

Ashok Vemuri

This is specific to 3 Capital Market clients where we had significantly large programs in risk management and compliance. We have not seen that to be a secular situation across. This is specifically in the area of Capital Markets clients’ in the US.

Rod Bourgeois

Then one final thing. You talked a little bit earlier about the wage inflation and the decision to not give wage hike this year. If you see some issues with employee attrition, particularly an issue in losing some of the higher potential talent in the organization because reacting to the wage hike, particularly, if competitors decide to go through and actually give wage hike. Is that a decision that you would reconsider very quickly or is this something that is probably going to be in place for the next several months in regardless of what happens?

S.D. Shibulal

I think it is important to note that we have not taken a decision not to give wage hike this year. We have taken a decision to delay the wage hike. We will revisit this in the beginning of Q2 or beginning of Q3 to see what is the right thing to do, based on where we are. It is not about having a wage hike this year, it is about delaying the wage hike given the volatility we are in. We are explaining this to our employees. Our employees do understand the challenges which we are going through. Also, our value to our employees are multi-faceted, it is not based only on compensation, it is based on capability building, it is based on the kind of work which they do and various other factors. Our attrition has actually come down over the last 2-3 quarters. I cannot rule out the fact that there could be a small spike in attrition because of this, but that is part of life. We believe that this is the right decision to take at this point in time.

Moderator

Ladies and gentlemen, due to time constraints that was the last question. I would now like to hand over the conference back to Sandeep Mahindroo for closing comments.

Sandeep Mahindroo

Thanks, everyone for joining us on this call. We look forward to talking to you again. Over to Shibu for some closing remarks.

S.D. Shibulal

Once again, thank you very much for joining the call. We look forward to seeing you again next quarter. Thank you. Bye.

Moderator

Thank you very much, members of the management team. Ladies and gentlemen, with that we conclude this conference call. Thank you for joining us and you may now disconnect your lines.